                                                                   Exhibit 4

                            CEREOL AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              JUNE 30,   JUNE 30,
(IN EURO MILLIONS)                                              2002       2001
------------------                                            --------   --------
                                                                  (UNAUDITED)
                                     ASSETS
Intangible assets...........................................    123.8      246.5
Goodwill....................................................    166.7      119.9
Property, plant & equipment.................................    806.8      761.3
Financial assets
Investments accounted for by the equity method..............     31.8       30.3
Non-consolidated investments................................      0.9        2.5
Other financial assets......................................      9.8       38.1
                                                              -------    -------
                                                                 42.5       70.9
TOTAL NON-CURRENT ASSETS....................................  1,139.8    1,198.6
Deferred tax assets.........................................     24.1      172.9
Inventories and work-in-process.............................    606.5      611.9
Trade receivables...........................................    388.7      518.0
Other current assets........................................     68.9      115.4
Marketable securities.......................................      4.5       36.0
Cash........................................................     75.6      100.8
                                                              -------    -------
TOTAL CURRENT ASSETS........................................  1,168.3    1,555.0
                                                              -------    -------

TOTAL ASSETS................................................  2,308.1    2,753.6
                                                              =======    =======

                      SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Capital.....................................................     25.7       25.7
Additional paid-in capital..................................    859.0      859.0
Reserves....................................................     60.4         --
Translation reserve.........................................      6.0      (27.0)
Net income for the period...................................     50.1        6.7
                                                              -------    -------
SHAREHOLDERS' EQUITY--GROUP SHARE...........................  1,001.2      864.4
MINORITY INTERESTS..........................................     29.8      221.3
                                                              -------    -------
TOTAL SHAREHOLDERS' EQUITY..................................  1,031.0    1,085.7
Investment subsidies........................................      0.8        1.9
Deferred tax liabilities....................................    137.9       66.1
Provisions for risks and charges............................     83.0       79.9
Financial borrowings........................................    676.9      932.7
Trade payables..............................................    262.6      365.4
Other liabilities...........................................    115.9      222.0
                                                              -------    -------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES..................  2,308.1    2,753.6
                                                              =======    =======

                            CEREOL AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS

                                                               JUNE 30,     JUNE 30,
(IN EURO MILLIONS)                                               2002         2001
------------------                                            ----------   ----------
                                                                    (UNAUDITED)
REVENUES
Sales.......................................................     2,390.2      2,552.0
Other operating revenues....................................         3.7          8.5
                                                              ----------   ----------
                                                                 2,939.9      2,560.4
OPERATING EXPENSES
Purchases and changes in inventories........................     1,812.8      1,921.9
Payroll expense.............................................       125.4        140.3
Sundry expense..............................................       314.9        363.9
Depreciation and amortisation...............................        47.1         42.8
                                                              ----------   ----------
                                                                 2,300.2      2,469.0

OPERATING INCOME............................................        93.7         91.5
Net financial expense.......................................       (24.7)       (41.8)
                                                              ----------   ----------
PRE-TAX INCOME FROM RECURRING OPERATIONS....................        69.0         49.7
Net non-recurring income/(expense)..........................       (15.2)       (20.9)
Corporate income taxes......................................        (3.4)       (14.9)
                                                              ----------   ----------
NET INCOME OF FULLY CONSOLIDATED COMPANIES..................        50.4         13.9
Group share in income of companies consolidated by the
  equity method.............................................         2.0          1.8
Goodwill amortisation.......................................        (2.3)        (6.4)
                                                              ----------   ----------
NET INCOME BEFORE MINORITY INTERESTS........................        50.1          9.3
Minority interests..........................................           0         (2.6)
                                                              ----------   ----------
NET INCOME--GROUP SHARE.....................................        50.1          6.7

Average number of shares....................................  25,668,609   25,628,609
Earnings per share (in euros)...............................        1.95         0.26

                            CEREOL AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              JUNE 30,   JUNE 30,
(IN EURO MILLIONS)                                              2002       2001
------------------                                            --------   --------
                                                                  (UNAUDITED)
CASH PROVIDED/(USED) BY OPERATING ACTIVITIES

Operating income............................................     93.7      91.5
Amortisation--related to operations.........................     47.1      42.8
Depreciation--related to operations.........................      6.7       9.3
                                                               ------     -----

GROSS OPERATING INCOME......................................    147.5     143.6
Impact of timing differences................................     60.6       9.0
                                                               ------     -----
CASH FROM OPERATIONS........................................    208.1     152.6
Net financial expense.......................................    (24.7)    (41.8)
Corporate income taxes......................................    (28.6)    (27.0)
Dividends received from companies consolidated by the equity
  method....................................................       --       1.1
Other expenses paid, net....................................      1.7      (6.5)
                                                               ------     -----

TOTAL.......................................................    156.5      78.4
                                                               ======     =====

CASH PROVIDED/(USED) BY INVESTING ACTIVITIES

Additions to property, plant & equipment....................    (44.7)    (30.9)
Additions to other non-current assets.......................     (0.8)     (3.0)
Disposals of non-current assets.............................      0.2       9.4
Investment subsidies received...............................       --       0.3
(Acquisitions)/disposals of consolidated subsidiaries.......    (18.0)     (1.2)
Net cash of subsidiaries purchased or sold..................      0.8       0.3
Impact of timing differences................................      1.3      (1.3)
                                                               ------     -----

TOTAL.......................................................    (61.2)    (26.4)
                                                               ======     =====

CASH PROVIDED/(USED) BY FINANCING ACTIVITIES

Cereol SA treasury shares...................................       --      (0.1)
Capital increase paid by minority shareholders of
  consolidated companies....................................      1.6       1.6
Dividends paid to Cereol shareholders.......................    (16.6)    (22.7)
Dividends paid to minority shareholders of consolidated
  companies.................................................       --      (3.4)
Increases/(reductions) in borrowings........................   (248.3)     14.9
Impact of timing differences................................       --        --
                                                               ------     -----

TOTAL.......................................................   (263.3)     (9.7)
                                                               ======     =====

IMPACT OF EXCHANGE RATE VARIATIONS ON CASH..................     (1.8)     (8.3)
                                                               ------     -----

NET CHANGE IN CASH AND CASH EQUIVALENTS.....................   (169.8)    (34.0)

OPENING CASH AND CASH EQUIVALENTS...........................    249.9     102.8
                                                               ------     -----

CLOSING CASH AND CASH EQUIVALENTS...........................     80.1     136.8
                                                               ======     =====

                            CEREOL AND SUBSIDIARIES

       NOTES TO THE HALF YEAR CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

1.  ACCOUNTING POLICIES AND VALUATION METHODS

A)  ACCOUNTING POLICIES

    The consolidated financial statements for the six months to June 30, 2002 have been prepared on a going concern basis using the same accounting policies and valuation methods as those used for the 2001 annual statements, in accordance with regulation no. 99-02 of the French Accounting Standards Committee (CRC) and recommendation no. 99.R.01 of the National Accounting Board
(CNC) relating to interim financial statements.

    The Group applies the preferred accounting treatment recommended in regulation CRC 99-02 for the following items:

    - Retirement benefits;

    - Translation differences arising on monetary assets and liabilities denominated in foreign currencies;

    - Bond issue expenses and redemption premiums;

    - Capital and operating leases.

    Due to the nature of the Group's business, there are no uncompleted transactions at the period end.

B)  VALUATION METHODS

    The accounting policies and valuation methods used to prepare the half-yearly financial statements are the same as those used for the 2001 annual statements.

    The assets and liabilities acquired by Cereol are those described in the Eridania Beghin-Say demerger agreement. They have been valued on the basis of fair values as estimated by independent experts and therefore incorporate any revaluation differences, positive or negative. The difference between these fair values and the historic values of identifiable assets and liabilities transferred to Cereol has been analyzed and allocated as far as possible to identifiable intangible assets, property, plant & equipment and deferred tax assets. Any remaining negative balance has been written off to reserves.

    At the period end, the Group had not made any fair value adjustments to the assets and liabilities comprising the remaining 50% of CanAmera acquired by the Group.

2.  COMPARABILITY

    The half-yearly financial statements are affected by the seasonal nature of the Group's business.

    Changes to the scope of consolidation since June 30, 2001 were as follows:

    - divestment of Riso Eurico (October 2, 2001), Koipe (December 19, 2001) and Carapelli (May 28, 2002)

    - acquisition of the remaining 49% of the Oleina Holding Group (February 28, 2002) and the remaining 50% of CanAmera Foods (May 31,
      2002).

    The pro forma financial statements for 2001 shown below are presented as if Riso Eurico and Koipe had been divested on January 1, 2001. The Carapelli divestment has been accounted for as of

                            CEREOL AND SUBSIDIARIES

2.  COMPARABILITY (CONTINUED)

June 1, 2002, and the acquisition of the remaining 49% of Oleina as of March 1, 2002. CanAmera has been proportionally consolidated at 50% in the income statement from January 1 to May 31, 2002 and fully consolidated for the month of June. It has been fully consolidated in the balance sheet for the entire six-month period.

    The pro forma financial statements have been prepared to permit comparisons. They do not necessarily reflect the financial position and results of operations that would have been reported by Cereol had those transactions taken place on the dates indicated above.

    The conventions applied to prepare the pro forma financial statements are as follows:

    - the pro forma financial statements concern the six-month period from January 1 to June 30, 2001 and the six-month period from January 1 to June 30, 2002;

    - the three divestments and two acquisitions have been accounted for as described above;

    - theoretical financial expense has been calculated on the basis of net debt and interest rates paid by the new Group, taking account of the associated tax effect;

    - the 2001 figures reflect the actual consolidated financial statements at June 30, 2001 restated for acquisition and divestment operations;

    - the 2002 figures reflect the published consolidated financial statements.

    Riso Eurico, Koipe and Carapelli have been treated as if they were not part of the Cereol Group. The pro forma data have accordingly been adjusted to cancel the elimination of intercompany transactions between the Cereol Group and those three companies.

    The consolidated income statement for the six months to June 30, 2002 shows the revenues earned and the expenses incurred by the divested businesses up to the date of transfer of control.

                            CEREOL AND SUBSIDIARIES

2.  COMPARABILITY (CONTINUED)

PRO FORMA BALANCE SHEETS

                                                              JUNE 30,   JUNE 30,
(IN EURO MILLIONS)                                              2002       2001
------------------                                            --------   --------
                                                                  (UNAUDITED)
                              BALANCE SHEET--ASSETS
Intangible assets...........................................    123.8      123.3
Goodwill....................................................    166.7      153.1
Property, plant & equipment.................................    806.8      789.9
Financial assets
  Investments accounted for by the equity method............     31.8       30.3
  Non-consolidated investments..............................      0.9        2.0
  Other financial assets....................................      9.8       49.0
                                                              -------    -------
TOTAL NON-CURRENT ASSETS....................................  1,139.8    1,147.6
Inventories and work-in-process.............................    606.5      570.6
Trade receivables...........................................    388.7      430.2
Other current assets........................................     93.0      246.8
Marketable securities.......................................      4.5       36.0
Cash........................................................     75.6       95.1
                                                              -------    -------
TOTAL CURRENT ASSETS........................................  1,168.3    1,378.7
                                                              -------    -------
  TOTAL ASSETS..............................................  2,308.1    2,526.3
                                                              =======    =======

               BALANCE SHEET--SHAREHOLDERS' EQUITY AND LIABILITIES

SHAREHOLDERS' EQUITY
Capital.....................................................     25.7       25.7
Additional paid-in-capital..................................    859.0      859.0
Reserves....................................................     60.4       93.7
Translation reserve.........................................      6.0      (27.0)
Net income for the period...................................     50.1       13.9
                                                              -------    -------
SHAREHOLDERS' EQUITY--GROUP SHARE...........................  1,001.2      965.3
Minority interests..........................................     29.8       25.5
                                                              -------    -------
TOTAL SHAREHOLDERS' EQUITY..................................  1,031.0      990.8
Investment subsidies........................................      0.8        0.8
Provisions for risks and charges............................    220.9      126.5
Financial borrowings........................................    676.9      836.8
Trade payables..............................................    262.6      292.9
Other liabilities...........................................    115.9      278.5
                                                              -------    -------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES..................  2,308.1    2,526.3
                                                              =======    =======

                            CEREOL AND SUBSIDIARIES

2.  COMPARABILITY (CONTINUED)

PRO FORMA INCOME STATEMENT

                                                              JUNE 30,   JUNE 30,
(IN EURO MILLIONS)                                              2002       2001
------------------                                            --------   --------
                                                                  (UNAUDITED)
REVENUES
Sales.......................................................  2,390.2    2,331.7
Other operating revenues....................................      3.7        7.9
                                                              -------    -------
                                                              2,393.9    2,339.6
OPERATING EXPENSES
Purchases and changes in inventories........................  1,812.8    1,761.7
Payroll expense.............................................    125.4      123.2
Sundry expense..............................................    314.9      332.8
Depreciation and amortization...............................     47.1       41.6
                                                              -------    -------
                                                              2,300.2    2,259.3

OPERATING INCOME............................................     93.7       80.3
NET FINANCIAL EXPENSE.......................................    (24.7)     (37.2)
                                                              -------    -------
PRE-TAX INCOME FROM CONTINUING OPERATIONS...................     69.0       43.1
Net non-recurring expense...................................    (15.2)     (19.0)
Corporate income taxes......................................     (3.4)      (9.1)
                                                              -------    -------
NET INCOME OF FULLY CONSOLIDATED COMPANIES..................     50.4       15.0
Group share in income of companies consolidated by the
  equity method.............................................      2.0        1.9
Goodwill amortization.......................................     (2.3)      (2.1)
                                                              -------    -------
NET INCOME BEFORE MINORITY INTERESTS........................     50.1       14.8
Minority Interests..........................................        0       (0.9)
                                                              -------    -------
NET INCOME--GROUP SHARE.....................................     50.1       13.9
                                                              =======    =======

                            CEREOL AND SUBSIDIARIES

3.  CHANGE IN SHAREHOLDERS' EQUITY--GROUP SHARE

                                                         ADDITIONAL                            NET INCOME
                                                          PAID-IN                TRANSLATION    FOR THE
(IN EURO MILLIONS)                            CAPITAL     CAPITAL     RESERVES     RESERVE       PERIOD      TOTAL
------------------                            --------   ----------   --------   -----------   ----------   --------
At January 1, 2001 after demerger and fair
  value adjustments.........................    25.7        881.8        6.5           --            --       914.0
Capital increase............................      --           --         --           --            --          --
Dividends paid..............................      --        (22.8)                     --                     (22.8)
Net income for the period...................      --           --         --           --          70.5        70.5
Translation reserve.........................      --           --         --         (5.5)           --        (5.5)
AT DECEMBER 31, 2001........................    25.7        859.0        6.5         (5.5)         70.5       956.2
Allocation of 2001 net income...............      --           --       70.5           --         (70.5)         --
Dividends paid..............................      --           --      (16.6)          --                     (16.6)
Net income for the period...................      --           --         --           --          50.1        50.1
Translation reserve.........................      --           --         --         11.5            --        11.5
AT JUNE 30, 2002 (UNAUDITED)................    25.7        859.0       60.4          6.0          50.1     1,001.2

4.  SECTOR INFORMATION

JUNE 30, 2002 (UNAUDITED)

(IN EURO MILLIONS)              FOOD OILS EUROPE   NORTH AMERICAN PROCESSING   SPECIALTIES    OTHER      TOTAL
------------------              ----------------   -------------------------   -----------   --------   --------
Sale--Group share.............      1,542.4                  729.7                117.5         0.6     2,390.2
Operating income..............         76.5                   17.9                  6.2        (6.9)       93.7

JUNE 30, 2001 (UNAUDITED)

(IN EURO MILLIONS)              FOOD OILS EUROPE   NORTH AMERICAN PROCESSING   SPECIALTIES    OTHER      TOTAL
------------------              ----------------   -------------------------   -----------   --------   --------
Sale--Group share.............      1,732.8                  705.7                113.2         0.3     2,552.0
Operating income..............         69.7                   14.3                  9.5        (2.0)       91.5

5.  NON-RECURRING ITEMS

                                                       JUNE 30,     JUNE 30,     DECEMBER 31,
(IN EURO MILLIONS)                                       2002         2001           2001
------------------                                    ----------   ----------   --------------
                                                            (UNAUDITED)
Capital gains or losses (net) on asset
  disposals(a)......................................     22.5           --           24.8
Restructuring plans.................................       --         (1.2)          (1.6)
Other net expense/(income)(b).......................    (37.7)       (19.7)         (17.1)
TOTAL...............................................    (15.2)       (20.9)           6.1

------------------------

(a) As of June 30, 2002, this heading includes the capital gain arising from the disposal of Carapelli for EUR 29.4 million. It also includes various warranty and restructuring provisions amounting to a total of EUR 6.9 million.

                            CEREOL AND SUBSIDIARIES

5.  NON-RECURRING ITEMS (CONTINUED)

(b) Other expenses at June 30, 2002 principally include a EURO 40 million provision for the dispute concerning the sale of the Ducros Group to McCormick & Company. See Note 7 "disputes and litigation" for further information

6.  OFF-BALANCE SHEET COMMITMENTS

                                                               JUNE 30,     DECEMBER 31,
(IN EURO MILLIONS)                                               2002           2001
------------------                                            -----------   ------------
                                                              (UNAUDITED)
Guarantees given............................................       78.2          119.4
Counter-indemnities given to third parties..................         --            2.7
Guarantees received.........................................       35.4           19.3
Collateralized debt.........................................       68.0           91.8
Orders for industrial and financial non-current assets......        1.4             --

Hedging transactions (commodities)*
Forward purchases...........................................      298.9          976.1
Forward sales...............................................      451.7        1,395.1
Hedging transactions (interest and exchange rate exposure)
Reciprocal commitments......................................    1,322.7        1,959.1
Commitments received........................................      250.6          283.7

------------------------

* Forward sales and purchases of commodities fluctuate sharply depending on the season.

7.  DISPUTES AND LITIGATION

    The Ducros company and its subsidiaries were sold on August 31, 2000 to McCormick France SAS by Eridania Beghin-Say for EURO 419.2 million. In connection with the price adjustment procedure provided for in the Ducros sale agreement, McCormick & Company Inc., claiming to act on behalf of McCormick France SAS, notified Eridania Beghin-Say on January 5, 2001 that the amount of the price adjustment was EURO 155.5 million, triggering an accounting arbitration. Eridania Beghin-Say and its advisors considered this notification as null and void as regards the rules of form stipulated in the sale agreement and without grounds on the merits. In particular, in March 2001, Eridania Beghin-Say applied to the International Chamber of Commerce Arbitration Board to have McCormick's claim declared null and void, after launching accounting arbitration proceedings to determine the final amount of the price adjustment. By a judgement issued on June 28, 2001, the Court of Appeals of Nimes ordered the accounting arbitration proceedings to be suspended pending a definitive decision on the nullity of the McCormick notification. At the time of the Eridania Beghin-Say demerger on June 30, 2001, Cereol took over Eridania Beghin-Say's rights and obligations resulting from the Ducros sale agreement. On July 1, 2002, the International Chamber of Commerce Arbitration Board issued a partial award subject to recognition and exequatur in France, validating the McCormick notification regarding a rule of form. In agreement with its advisors, Cereol, in consequence to and on application of the principle of prudence, decided to constitute a provision for an amount of EURO 40 million. McCormick has also formally challenged the demerger of Eridania Beghin-Say and has included in its claim all the companies created through the demerger--Beghin-Say, Cereol, Cerestar and Provimi.

                            CEREOL AND SUBSIDIARIES

7.  DISPUTES AND LITIGATION (CONTINUED)

    Eridania Beghin-Say has also contested this challenge. The case will be heard by the Commercial Court on October 16, 2002. Without prejudice to the possible outcome of the litigation in progress, Cereol, in agreement with its advisors, (i) maintains all of its positions on McCormick's claim and (ii) considers that the challenge to the demerger is being without merit and should be dismissed.

    On April 15, 2002, an arbitration proceeding started between Cereol Holding BV, a 100% Cereol subsidiary, and Ildom Ltd. on the price of 49% of the shares of the Swiss company Oleina Holding, sold by Ildom Ltd. to Cereol Holding BV on February 28, 2002. As a consideration for this sale, Cereol Holding BV paid an advance of USD 27 million, to vary up or down pending the outcome of the arbitration, and has also issued a bank guarantee of USD 12 million in favour of Ildom Ltd. to cover this arbitration as well as the existing arbitration between Oleina SA, a 100% subsidiary of Cereol Group, and Ildom Ltd.

    A tax audit of the financial accounts of Eridania Beghin-Say, Cereol's former parent company, is currently underway. The companies created through the demerger of Eridania Beghin-Say (Beghin-Say, Cereol, Cerestar and Provimi), will each be liable for their part in the potential tax adjustments which may result from this audit.

    To the best of the Company's knowledge, no other exceptional events, litigation or claims are pending or in progress that would be likely to have a material impact of the financial position, results, business or assets and liabilities of the Company of the Group.

8.  EVENTS AFTER THE YEAR END

    On July 22, 2002, Cereol's majority shareholder, Edison, agreed to sell its 54.69% holding in Cereol to Bunge, an international agrifoods groups with oilseed processing operations and sales of USD 11.5 billion in 2001. The transaction will become effective upon clearance from the relevant authorities. On August 26, 2002, Cereol reached an agreement with Osat to purchase, subject to antitrust clearance, the remaining 50% shares in the Austrian Company Olmuhle Bruck.

          STATUTORY AUDITORS' REVIEW REPORT ON THE HALF YEAR CONSOLIDATED CONDENSED FINANCIAL STATEMENTS PERIOD FROM JANUARY 1, 2002
                               TO JUNE 30, 2002

    Pursuant to article L. 232-7 of the French Companies Act (Code de commerce), we have reviewed the accompanying half year consolidated condensed financial statements of Cereol SA, covering the period from January 1st, 2002 to June 30th, 2002 and verified the information contained in the half year management report.

    The half year consolidated condensed financial statements are the responsibility of your Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

    We conducted our review in accordance with professional standards applicable in France. Those standards require that we perform limited procedures, to obtain an assurance, which is less than obtained in an audit, as to whether the half year consolidated condensed financial statements are free of material misstatement. We have not performed an audit as a review is limited primarily to analytical procedures and to inquiries of group management and knowledgeable personnel on information that we deemed necessary.

    Based on our review, nothing has come to our attention that causes us to believe that the half year consolidated condensed financial statements, prepared in accordance with accounting principles generally accepted in France, do not give a true and fair view of the financial position and the assets and liabilities of the Group as at June 30th, 2002 and of the results of its operations for the six month then ended.

    Without qualifying the conclusion expressed above, we draw attention to
Note 7 "Litigation" in the note to the consolidated condensed financial statements which describes a claim and the position taken by the company in the preparation of the consolidated condensed financial statements as at June 30th, 2002.

    We have also verified, in accordance with professional standards applicable in France, the information contained in the half year management report supplementing the half year consolidated condensed financial statements submitted to our review.

    We have no comment to make as to the consistency with the half year consolidated condensed financial statements and the fairness of the information contained in the half year management report.

Paris and Neuilly-sur-Seine, September 11, 2002

The Auditors

Gramet Nahum & Associes

William Nahum

Deloitte Touche Tohmatsu

Dominique Evrard

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